UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

(Translation of registrant’s name into English)

c/o Zhejiang Forest Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Explanatory Note:

Effective June 18, 2022, Mr. Wencai Pan resigned as a member of the board of directors (the “Board”) of Tantech Holdings Ltd (the “Company”). Mr. Pan’s resignation was not the result of any disagreement with the Company, the Company’s management or the Board.

Effective June 19, 2022, the Board has appointed Mengqi Liao as an independent director of the Company. There are no relationships or related transactions between Ms. Liao and the Company that would be required to be reported under Section 404(a) of Regulation S-K.

Ms. Liao is a senior engagement manager at Pan-China Certified Public Accountants where she serves on the audit teams in the audits of financial statements of various public companies listed both in China and foreign stock exchanges. She was a manager with Da Hua Certified Public Accountants from July 2018 to March 2022. From January 2016 to June 2018, she was an auditor at Ruihua Certified Public Accountants. Ms. Liao is a certified public accountant and a certified tax agent in China. She also received the Chinese intermediate level accountant qualifications. Ms. Liao has participated in the audits of the financial statements of a number of pubic companies in connection with their financial reporting compliance with U.S. and Chinese stock exchange rules and IPOs in Hong Kong and Korea stock exchanges. Ms. Liao earned a Bachelor’s degree in Management from Chongqing Technology and Business University in 2016.

Ms. Liao is independent under the rules of the SEC and Nasdaq. Ms. Liao serves as the Chair of the Audit Committee and a member of the Compensation Committee and the Nominating Committee. The Board determined that Ms. Liao is an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Exchange Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: June 21, 2022	By:	/s/ Wangfeng Yan
Wangfeng Yan
Chief Executive Officer